Exhibit 99.74

530-8th Avenue SW, 6th floor
Date: March 7, 2014	Calgary AB, T2P 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: AURINIA PHARMACEUTICALS INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General and Special Meeting
Record Date for Notice of Meeting:	April 02, 2014
Record Date for Voting (if applicable):	April 02, 2014
Beneficial Ownership Determination Date:	April 02, 2014
Meeting Date:	May 07, 2014
Meeting Location (if available):	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON NEW	05156V102	CA05156V1022

Sincerely,

Computershare

Agent for AURINIA PHARMACEUTICALS INC.